Exhibit 12.1

Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2012	2011	2010	2009		2008

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures	$(32,895)	$(22,740)	$(42,630)	$(1,640)	(a)	$(12,439)	(a)
Distributed income of equity investees	1,224	2,600	657	1,557		7,639
Amortization of capitalized interest	3,538	3,564	3,527	3,166		2,801
Fixed charges - per below	147,077	140,356	148,500	153,042		170,589
Less:
Capitalized interest	(2,560)	(1,997)	(10,385)	(8,893)		(16,746)

Earnings before fixed charges	$116,384	$121,783	$99,669	$147,232		$151,844

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$142,982	$136,396	$136,410	$142,520		$152,096
Capitalized interest	2,560	1,997	10,385	8,893		16,746
Ground leases and other	1,535	1,963	1,705	1,629		1,747

Total Fixed Charges	147,077	140,356	148,500	153,042		170,589

Income allocated to preferred shareholders	10,405	7,992	7,992	7,992		7,992

Total Preferred Distributions	10,405	7,992	7,992	7,992		7,992

Total combined fixed charges and preferred distributions	$157,482	$148,348	$156,492	$161,034		$178,581

Ratio of earnings to combined fixed charges and preferred distributions	(b)	(b)	(b)	(b)		(b)

(a) Amounts for the years ended December 31, 2009 and 2008 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $41,098 for the year ended December 31, 2012, $26,565 for the year ended December 31, 2011, $56,823 for the year ended December 31, 2010, $13,802 for the year ended December 31, 2009, and $26,737 for the year ended December 31, 2008 to achieve a coverage ratio of 1:1.